

April 17, 2015

Pamela H. Patsley
Chairman and Chief Executive Officer
MoneyGram International, Inc.
2828 N. Harwood St., 15th Floor
Dallas, Texas 75201

      Re: **MoneyGram International, Inc.**
            Form 10-K for the fiscal year ended December 31, 2014
            Filed March 3, 2015
            Definitive Proxy Statement on Schedule 14A
            Filed April 2, 2015
            File No. 001-31950

Dear Ms. Patsley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Adjusted Free Cash Flow, page 49

1.   We note your presentation of "Adjusted Free Cash Flow" and your disclosures that the measure is an "indicator of the strength and performance of ongoing business operations, including our ability to service debt and fund operations, capital expenditures and acquisitions." Please tell us whether you consider this measure to be a performance or liquidity measure. In this regard we note that your narrative disclosures and placement of the measure in your Liquidity section suggests that readers should consider this measure in assessing your liquidity, but reconciling to "Income (loss) before income taxes" and "Adjusted EBITDA" suggests that you consider it a measure of your performance.

Pamela H. Patsley
MoneyGram International, Inc.
April 17, 2015
Page 2

Please advise. In this regard, we note that if the measure is considered a liquidity measure then excluding charges that will require cash settlement from a non-GAAP liquidity measure is prohibited under Item 10(e)(1)(ii) of Regulation S-K.

Critical Accounting Policies and Estimates

Goodwill, page 50

2.   We note your disclosures on page 32 that your Walmart U.S. to U.S. transactions declined 37% for the year ended December 31, 2014 and that you introduced lower prices for your money transfer product in the U.S. to U.S. market on October 31, 2014. We also note that operating income for the Global Funds Transfer segment has significantly declined from fiscal year 2013 and there has been a significant decline in your market capitalization during fiscal year 2014. Please tell us how the above factors were considered when determining the fair value of the Global Funds Transfer reporting unit. As part of your response, please tell us the percentage by which the fair value of the Global Funds Transfer reporting unit exceeded its carrying value as of the date of the most recent test.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (Incorporated by Reference from the Definitive Proxy Statement on Schedule 14A filed April 2, 2015)

Security Ownership of Management, page 35

3.   Footnote (4) to the table on page 35 indicates that the total shares represented for each of Messrs. Hagerty, Lawry and Rao does not include 23,737,858 shares of common stock held by funds affiliated with Thomas H. Lee Partners, L.P. (the "THL Funds"). However, Footnote (3) to the table on page 31 indicates that Messrs. Hagerty, Lawry and Rao may be deemed to share beneficial ownership of the shares held or controlled by the THL Funds. Accordingly, in future filings, please include the shares held by the THL Funds in each of the above-referenced person's beneficial ownership calculations if the person has or shares voting or investment power over those shares. Additionally, note that pecuniary interest does not factor into beneficial ownership, as defined by Exchange Act Rule 13d-3.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, at (202) 551-3574 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief